Exhibit 99.2

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	June 30,	December 31,
	2018	2017

Assets
Current assets:
Cash and cash equivalents	$1,446,551	$2,195,562
Accounts receivable	194,869	165,009
Other receivables and deposits	138,500	195,981
Total current assets	1,779,920	2,556,552
Non-current assets:
Property and equipment, net	49,560	51,276
Intangible assets, net	513,846	530,590
Other receivables (Long term)	79,690	84,819
Total non-current assets	643,096	666,685
TOTAL ASSETS	2,423,016	3,223,237
Liabilities
Current liabilities:
Other payables	98,862	236,073
Amount due to a related party	120,871	122,433
Deferred revenue	421,191	509,018
Total current liabilities	640,924	867,524
Total liabilities	640,924	867,524

Commitments and contingencies
Shareholders’ Equity

Share capital	4	4
Additional paid-in capital	4,773,931	4,773,931
Statutory reserve	18,940	18,940
Accumulated deficit	(2,959,491)	(2,392,765)
Accumulated other comprehensive loss	(51,292)	(44,397)

Total Shareholders’ Equity	1,782,092	2,355,713

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,423,016	$3,223,237

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(IN U.S. DOLLARS)

	For the Six Months Ended June 30,
	2018	2017

Revenues, net	$486,959	$696,634
Cost of revenues	74,792	120,354
Operating expenses:
Selling expense	395,977	257,780
General and administrative expense	315,254	166,469
Research and development	366,380	229,697
Total operating expenses	1,077,611	653,946
Loss from operations	(665,444)	(77,666)
Other income (expense):
Interest income	3,107	2,696
Other income (expense), net	95,611	111,460
Total other income (expense), net	98,718	114,156
(Loss) income before income taxes	(566,726)	36,490
Income taxes	-
Net loss (income)	$(566,726)	$36,490
Other comprehensive income:
Foreign currency translation adjustment	(6,895)	68,462
Total comprehensive (loss) income	$(573,621)	$104,952

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(IN U.S. DOLLARS)

	Equity Attributable To Owners of The Company
	Ordinary Shares		Additional			Accumulated Other	Total
	Number of		Paid-in	Accumulated	Statutory	Comprehensive	Shareholder’
	Shares	Amount	Capital	Deficit	Reserve	loss	Equity

Balance, December 31, 2018	4	$4	$4,773,931	$(2,392,765)	$18,940	$(44,397)	$2,355,713

Net loss	-	-	-	(566,726)	-	-	(566,726)

Foreign currency translation adjustment	-	-	-	-	-	(6,895)	(6,895)

Balance, June 30, 2018	4	$4	$4,773,931	$(2,959,491)	$18,940	$(51,292)	$1,782,092

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the Six Months Ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) income	$(566,726)	$36,490
Depreciation	11,460	12,790
Amortization expense (intangible assets)	10,402	9,605

Changes in assets and liabilities
Accounts receivable	(33,325)	(69,817)
Other receivables and deposits	61,544	(13,298)
Other payables	(139,915)	(149,578)
Deferred revenue	(84,800)	(505,369)
Net cash used in operating activities	(741,360)	(679,177)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(10,353)	(16,484)
Net cash used in investing activities	(10,353)	(16,484)

Effect of exchange rate changes on cash	2,702	56,154

Net decrease in cash and cash equivalents	(749,011)	(639,507)
Cash and cash equivalents, at beginning of period	2,195,562	2,854,830

Cash and cash equivalents, at end of period	$1,446,551	$2,215,323

Supplemental cash flow disclosures:
Interest paid	-	-
Income taxes paid	-	-

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

JUNE 30, 2018

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Superengine Holding Limited was incorporated in the British Virgin Islands (“BVI”) as an exempted limited liability company on June 14, 2018.

Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Suzhou Superengine”) was established in the People’s Republic of China (“PRC”) on April 2, 2004. On October 26, 2017, Suzhou Superengine set up Anhui Superengine Intelligent Technology co., Ltd (“Anhui Superengine”).

On June 15, 2018, Superengine and the legal owners of Suzhou Superengine entered into an agreement giving all the rights and obligations and control of Suzhou Superengine to Superengine. The ultimate beneficial owners of Superengine and Suzhou Superengine are the same, therefore, Superengine and Suzhou Superengine are entities under common control.

Superengine, together with its contractually controlled subsidiaries, Suzhou Superengine and Anhui Superengine (collectively referred to as the “Company”) possess patented technologies in spatial-temporal big data indexing, storage, transmission and visualization that can support the full vector maps without tile, which can be effectively applied to high-definition (HD) maps, location-based services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring. It possesses fifteen patents and nine patent application rights in U.S., Europe, Japan and China. Its graphics processing system is a thousand times more efficient than competing technologies in querying, retrieving, transmitting and rendering graphical information, and allowing Terabyte (TB) sized data to be released in seconds, which enable its customers to obtain real-time operational intelligence by harnessing the value of their database.

As of June 30, 2018, details of Superengine’s contractually controlled entities are as follows:

Name of Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal ownership
Contractual Control:
Suzhou Superengine	Apr 2, 2004	PRC	0%

Anhui Superengine	Oct 26, 2017	PRC	0%

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These accompanying unaudited consolidated financial statements as of June 30, 2018 have been prepared in accordance with Financial Accounting Standards Board Accounting Standard Codification (“FASB ASC”) 270 “Interim Reporting” that permit reduced disclosure for interim periods and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows as of June 30, 2018 and for all periods presented. Information as of December 31, 2017 was derived from the audited financial statements of the Company for the year ended December 31, 2017.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”) have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto in the Company audited financial statements for the year ended December 31, 2017. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the operating results to be expected for the full year.

The unaudited consolidated financial statements and accompanying notes are presented in United States dollars and prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The accompanying unaudited consolidated financial statements include the accounts of Superengine and its direct and indirect wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Since Superengine and Suzhou Superengine and its subsidiary are entities under common control, accordingly, the accompanying unaudited consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

NOTE 3 – INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	June 30, 2018	December 31, 2017
Patent	$598,656	$606,389
Less: accumulated amortization	(84,810)	(75,799)
Intangible assets, net	$513,846	$530,590

For the six months ended June 30, 2018 and 2017, amortization expense amounted to $10,402 and $9,605, respectively.

NOTE 4 – AMOUNT DUE TO A RELATED PAETY

At June 30, 2018 and December 31, 2017, amount due to a related party consisted of the following:

	June 30,	December 31,
	2018	2017
Suzhou Xintu Geographic Information Technology Limited	$120,871	$122,433

Suzhou Xintu Geographic Information Technology Limited is controlled by Mr. Futian Dong, the controlling shareholder of Superengine, and the amount due to a related party is non-interest bearing, unsecured and payable on demand.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating leases

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through December 31, 2018 and are renewable upon negotiation. Future minimum rental payment required is as follows:

As of June 30, 2018, expiring:	Amount
2018	$71,087

NOTE 6 – SUBSEQUENT EVENT

On August 27, 2018, the shareholders of Superengine entered into a Stock Purchase Agreement with Luokung Technology Corp., and agreed to sell all of its issued and outstanding ordinary shares for an aggregate purchase price of US$60 million.

The Company has evaluated all events or transactions that occurred after June 30, 2018 through July 9, 2019, which is the date the unaudited consolidated financial statements were available to be issued.